Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com
February 15, 2008
VIA EDGAR
Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dr. Reddy’s Laboratories Limited Form 20-F for the Year Ended March 31, 2007 Filed September 26, 2007 File No. 001-15182
Dear Mr. Riedler:
     We are writing this letter in response to your comments on the Annual Report on Form 20-F (the “Form 20-F”) for the year ended March 31, 2007 filed with the Securities Exchange Commission (the “Commission”) by Dr. Reddy’s Laboratories Limited (the “Company”) as set forth in your letter dated February 4, 2008.
     We set forth below our responses to the comments from the staff (the “Staff”). For your convenience, your comments have been restated below in an italics font.
Comment
Item 4. Information on our Company, page 14
1.	Throughout the Form 20-F, you refer to various agreements with third parties that you have not included as material contracts or exhibits, including, the following:

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
February 15, 2008

•	The agreement entered into with Merck & Co., Inc. in January 2006, which contributed to a significant increase in revenues.
•	Agreement relating to the acquisition from Litaphar, which contributed to a significant increase in revenues.
•	Supply agreements relating to raw materials available from a single source.
•	Agreements relating to the formation of Perlecan Pharma as joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited and ICICI Venture Funds Management Company, which is responsible for three of your six NCEs.
Please note that Item 10.C. requires you to provide a summary of each material contract. Item 19 requires you to include as exhibits “any contract upon which your business is substantially dependent.” It appears that the agreements listed above may be “material contracts” required to be summarized in Item 10.C. and filed as exhibits under Item 19. Please provide us with an analysis supporting your determination that you are not substantially dependent on any of these agreements.
Response: We evaluate our contracts at the time of preparation and filing of our 20-F in accordance with the criteria specified in Form 20-F. The complete relevant provisions of the Form 20-F are set forth below, followed by a discussion of the basis for our conclusions with respect to each of the referenced contracts.
Form 20-F
Item 10.C. of Form 20-F provides as follows:
Material contracts. Provide a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the company or any member of the group is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group.
The full relevant portion of the instructions to Item 19 of Form 20-F provide as follows with respect to Exhibits:
(a)	Every contract that is material to you and (i) is to be performed in whole or in part on or after the date you file the registration statement or (ii) was entered

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
February 15, 2008

into not more than two years before the filing date. Only file a contract if you or your subsidiary is a party or has succeeded to a party by assumption or assignment or if you or your subsidiary has a beneficial interest.
(b)	If a contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct, we will consider it to have been made in the ordinary course of business and will not require you to file it, unless it falls within one or more of the following categories. Even if it falls into one of these categories, you do not have to file the contract if it is immaterial in amount or significance.
* * *
(ii)	Any contract upon which your business is substantially dependent. Examples of these types of contracts might be (a) continuing contracts to sell the major part of your products or services or to purchase the major part of your requirement of goods, services or raw materials, or (b) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent, formula, trade secret, process or trade name;

(iii)	Any contract for the acquisition or sale of any property, plant or equipment if the consideration exceeds 15% of your fixed assets on a consolidated basis;
* * *
Discussion of Specific Contracts
•	The agreement entered into with Merck & Co., Inc. in January 2006, which contributed to a significant increase in revenues.
     This agreement was entered into by our generics segment. In the ordinary course of the business of our generics segment, we are regularly named as a defendant in patent litigations generally commenced by the holders of patents covering products we seek to manufacture and market. As part of this ordinary course of business, these patent litigations occasionally settle. Such settlements may allow us to enter the marketplace as an “authorized generic” ahead of the time that we might otherwise be permitted to enter the marketplace, generally conditioned upon another competitor of ours also entering the market. We do not consider any such agreements, including the Merck agreement, to be anything other than

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
February 15, 2008

ordinary course of business agreements, irrespective of the revenue that may arise from such agreements. Revenue flowing from this agreement is limited in duration. It is only realized for a maximum of a 180 day period, after which time the Company is left to compete in the marketplace as with any other generics product that it markets (and as it otherwise would have been permitted to do).
     Thus, while the revenue received during the fiscal year ended March 31, 2007 from the January 2006 Merck & Co., Inc. agreement (U.S.$ 367 million) was significant, in addition to our determination that this agreement was entered into in the ordinary course of our business, since we only received benefits from this agreement for 180 days, we further concluded that we were not substantially dependent upon the revenue or other aspects of this agreement.
•	Agreement relating to the acquisition from Litaphar, which contributed to a significant increase in revenues.
     On May 19, 2006, Reddy Pharma Iberia, S.A., one of our subsidiaries, acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”), for a total consideration of Rs.218.9 million (Euro3.7 million) including a contingent consideration of Rs.25.6 million. Stated in dollars using the rupee/dollar exchange rate at the time of the filing of our Form 20-F, the value of this acquisition was approximately U.S. $5.45 million.
     In the ordinary course of our business, from time to time we acquire products, intellectual property rights and marketing authorizations. Our acquisition of the Litaphar assets was not in any way out of the ordinary course of business. As noted above, the instructions to the Exhibit requirements of the Form 20-F require the filing as an exhibit of any ordinary course contract that is a contract for the acquisition or sale of any property, plant or equipment if the consideration exceeds 15% of our fixed assets on a consolidated basis. The consideration paid for the Litaphar assets was, in fact, less than 2% of our fixed assets on a consolidated basis.
     Finally, as disclosed in our Form 20-F, the products acquired from Litaphar only contributed approximately U.S.$1.4 million to our revenues for the year ended March 31, 2007. Based on our financial results through December 31, 2007, we do not anticipate the revenues from such products to comprise a significant portion of our revenues for the year ending March 31, 2008.

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
February 15, 2008

     Accordingly, because the consideration paid for the Litaphar assets was significantly less than 15% of our fixed assets on a consolidated basis, and because the revenues from the acquired products did not and are not expected to comprise a significant portion of our revenues, we concluded that this was not a material agreement.
•	Supply agreements relating to raw materials available from a single source.
     We enter into supply agreements with third parties to supply raw materials to us in the ordinary course of our business. To the extent possible, we secure multiple sources of supply for our raw materials. We do not believe that the value of raw materials procured by us pursuant to any single source raw material supply agreements that we are a party to would materially impact our operations or financial results, and we are not substantially dependent on any such agreements.
•	Agreements relating to the formation of Perlecan Pharma as joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited and ICICI Venture Funds Management Company, which is responsible for three of your six NCEs.
     Through our drug discovery segment, we are engaged in the discovery and development of novel drug molecules. In the ordinary course of business of the drug discovery segment, from time to time we enter into licensing or other development arrangements to allow for the continued development of its novel drug molecules. The agreements related to Perlecan Pharma are considered by us to be equivalent to these types of arrangements, effectively reducing our risk associated with drug discovery and development.
     To date, the total amount that we have invested in Perlecan Pharma is approximately U.S. $3.9 million (for an equity stake of only 14.3%), which is significantly less than 15% of our fixed assets on a consolidated basis. In addition, to date we have not received any payments from Perlecan Pharma and no milestone or other payments are currently contemplated to be received due to the assignment or progression of the NCEs in Perlecan Pharma. We do not believe that we are substantially dependent on these agreements.
Comment
Item 10.C., page 85
2.	Please provide a complete summary of your agreement to acquire betapharm that you have referenced in Item 10.C., including the terms of the acquisition and any

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
February 15, 2008

continuing obligations such as post-closing covenants and indemnification obligations.
Response: We have included a copy of the betapharm Stock Purchase Agreement as Exhibit 4.3 to our Form 20-F for the year ended March 31, 2006. The following is the summary of the betapharm agreement provided in Item 4.A. of our Form 20-F for the year ended March 31, 2006:
In March 2006, we acquired 100% of beta Holding GmbH (“betapharm”) from 3i Group plc, a European private equity house. The purchase price for this transaction was €482.6 million in cash. The transaction was funded using a combination of our internal cash reserves and committed term loans. betapharm was founded in 1993 and, according to INSIGHT Health’s National Pharmaceutical Information for Germany (“NPI-Gx”) reports, betapharm is the fourth-largest generics company (by sales) in Germany with a market share of approximately 3.5%. betapharm markets high-quality generic drugs with a focus on long-term therapy products with high prescription rates. betapharm’s current portfolio is comprised of approximately 145 marketed products, and it has a strong track record of successful product launches. Located in Augsburg, Germany, betapharm currently employs approximately 370 people, including a sales force of approximately 250, with gross revenues of €164 million for the year ended November 30, 2005 (including value added taxes). The acquisition of betapharm provided us an entry into the second largest generics (branded) market in the world.
     The acquisition of betapharm was consummated as a purchase of stock and we did not provide the Sellers with any indemnification. We required the Sellers to place €6.0 million of the purchase price in escrow for a period of seven years to secure the Sellers’ post-closing tax indemnity obligations, and another approximately €3.6 million of the purchase price in escrow until July 1, 2007 to secure the Sellers’ other post-closing indemnity obligations. We had no material continuing obligations to the Sellers post-closing, other than confidentiality.
***

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
February 15, 2008

In connection with our response, we acknowledge that:
•	our Company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and
•	our Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any concerns or questions regarding the response contained in this letter, please contact me at the address and/or number listed above.
Respectfully submitted,
DR. REDDY’S LABORATORIES LIMITED

By:

Saumen Chakraborty
Chief Financial Officer